SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                  FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
    under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


                            Commission File Number        1-10728


                      United States Filter Corporation
           (Exact name of registrant as specified in its charter)

      40-004 Cook Street, Palm Desert, California 92211 (760) 340-0098 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

    6.375% Exchange Remarketable or Redeemable Securities (ROARSsm) due May 15, 2011 (Remarketing Date May 15, 2001) and the 6.50% Exchange
     Remarketable or Redeemable Securities (ROARSsm) due May 15, 2013,
                      (Remarketing Date May 15, 2003)

          (Title of each class of securities covered by this Form)

       Common Stock, $.01 par value per share and 4-1/2% Convertible
                        Subordinated Notes Due 2001
               (Titles of all other classes of securities for
    which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)  (   )    Rule 12h-3(b)(1)(ii)   (   )
          Rule 12g-4(a)(1)(ii) (   )    Rule 12h-3(b)(2)(i)    (   )
          Rule 12g-4(a)(2)(i)  (   )    Rule 12h-3(b)(2)(ii)   (   )
          Rule 12g-4(a)(2)(ii) (   )    Rule 15d-6             ( X )
          Rule 12h-3(b)(1)(i)  ( X )

        Approximate number of holders of record as of the certification or
notice date:           57*
             --------------------

* There are 25 holders of the 6.375% securites and 32 holders of the 6.50% securities.


        Pursuant to the requirements of the Securities Exchange Act of 1934, United States Filter Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:      April 29, 1999                By:  /s/ Stephen P. Stanczak
     ----------------------------             -----------------------
                                              Stephen P. Stanczak
                                              Corporate Secretary


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.